Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT ANNOUNCES FIRST QUARTER RESULTS

•	Earnings per share $0.73 up from $0.68
•	Combined Radio and Television revenues up 10%
•	Combined Radio and Television segment profit up 12%
•	Annual dividend increased to $0.40 per Class B share from $0.10

(January 12, 2006 - Toronto, Canada) Corus Entertainment Inc. (TSX: CJR.NV.B; NYSE: CJR) announced first quarter financial results today led by a 14% increase in specialty television advertising revenue and a 10% increase in radio advertising revenue.

“Fiscal 2006 is off to a great start with particularly strong growth in our Television division,” said John Cassaday, President and Chief Executive Officer, Corus Entertainment Inc. “Radio results continued to build on the momentum from last year with same station* revenue up 9%.”

First Quarter Results

Consolidated revenues for the first quarter ended November 30 were $195.3 million, up 8% from $180.6 million last year. Consolidated segment profit was $69.8 million, up 12% from $62.4 million last year. Net income for the quarter was $31.4 million ($0.73 basic and $0.72 diluted earnings per share), as compared to $29.1 million ($0.68 basic and diluted earnings per share) last year.

Corus Television contributed quarterly revenues of $108.8 million, up from $98.5 million last year led by specialty ad growth of 14% and subscriber growth of 8%. Corus’ pay television asset increased its subscriber base from 748,000 to 767,000 at the end of the quarter. Quarterly segment profit increased to $52.0 million, up 16% from $44.9 million.

Corus Radio revenues were $72.4 million, up 10% from $65.5 million last year. Segment profit was $21.9 million, up 4% from $21.0 million last year. Revenue and segment profit were impacted by the sale of Corus’ Red Deer assets and the multi-station swap in the province of Québec. On a same station* basis, revenue was up 9% and segment profit was up by approximately 12%.

Content division revenues were $15.7 million, down from $18.9 million last year. Segment profit was $0.5 million compared to $0.1 million last year. Revenues were down in the quarter as fewer episodes were produced and the Beyblade merchandising revenues declined. The division continues to generate positive cash flow.

Dividend Increase

Corus Entertainment Inc. also announced today that it will commence paying a quarterly dividend to its Class A and Class B shareholders. The current dividend is paid semi-annually. The dividend on the Class A and Class B shares on an annual basis will increase to $0.39 and $0.40 respectively, up from the current annual amount of $0.09 and $0.10 respectively.

* See “Supplemental Earnings Measures”

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in both specialty TV and Radio. Corus also owns Nelvana Limited, a leading international producer and distributor of children’s programming and products. The Company’s other interests include publishing, television broadcasting and advertising services. A publicly traded company, Corus is listed on the Toronto (CJR.NV.B) and New York (CJR) Exchanges. Corus’ website can be found at www.corusent.com.

Corus Entertainment Inc. reports in Canadian dollars.

Supplemental Earnings Measures
In addition to providing earnings measures in accordance with Canadian and U.S. Generally Accepted Accounting Principles (“GAAP”), the Company presents certain supplemental earnings measures and financial information. With the exception of radio same station results, these have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Radio same station results
Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first quarter of fiscals 2006 and 2005.

Certain statements in this press release may constitute forward-looking statements and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792
Tom Peddie Senior Vice President and Chief Financial Officer Corus Entertainment Inc. (416) 642-3780

Full financial details are available on the Corus Entertainment website at www.corusent.com under Investor Information.